Issuer Free Writing Prospectus
Filed by: SunPower Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-140272

SunPower Corporation

Concurrent Offerings of

$200,000,000
aggregate principal amount of
0.75% Senior Convertible Debentures due 2027
(the “Debentures Offering”),

2,450,000 Shares of Class A Common Stock
(the “Underwritten Equity Offering”)

and

1,800,000 Borrowed Shares of Class A Common Stock
(the “Borrowed Shares Offering”)

This free writing prospectus relates only to the Debentures Offering of 0.75% Senior Convertible Debentures due 2027 (the “Debentures”) and the Underwritten Equity Offering and the Borrowed Shares Offering (collectively the “Common Stock Offering”) of shares of class A common stock, par value $0.001 per share (the “Common Stock”) and should be read together with (1) the preliminary prospectus supplement and accompanying prospectus dated July 19, 2007 relating to the Debentures Offering (the “Debenture Preliminary Prospectus Supplement”), including the documents incorporated by reference in the Debenture Preliminary Prospectus Supplement, (2) the preliminary prospectus supplement and accompanying prospectus dated July 19, 2007 relating to the Underwritten Equity Offering  and the Borrowed Shares Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference in the Common Stock Preliminary Prospectus Supplement and (3) the prospectus dated January 29, 2007 (the “Base Prospectus”), including the documents incorporated by reference in the Base Prospectus.

Issuer:	SunPower Corporation

Common Stock symbol:	SPWR

The Debentures Offering

Securities:	0.75% Senior Convertible Debentures due 2027

Aggregate principal amount:	$200,000,000

Underwriters’ option to purchase additional Debentures:	$25,000,000

Issue price:	100%

Annual interest rate:	0.75%

Initial issue price in Common Stock Offering:	$64.50 per share

Conversion premium over the initial issue price in Common Stock Offering:	27.5%

Conversion rate (subject to adjustment) :	12.1599 shares per $1,000 principal amount of Debentures

Conversion price (approximately) (subject to adjustment):	$82.2375 per share

Conversion rights:	Subject to fulfillment of certain conditions and during the periods described in the Debenture Preliminary Prospectus Supplement

Interest payment dates:	February 1 and August 1

First interest payment date:	February 1, 2008

Maturity date:	August 1, 2027

Call feature:	Redeemable on or after August 1, 2010

Puts:	August 1, 2010, August 1, 2015, August 1, 2020, August 1, 2025

Increase to conversion rate upon a fundamental change (subject to adjustment):

	Stock price
Effective Date	$64.50	$75.00	$85.00	$95.00	$105.00	$115.00	$125.00	$135.00	$145.00	$155.00
July 31, 2007	3.3440	2.2813	1.6222	1.1760	0.8667	0.6480	0.4907	0.3757	0.2905	0.2264
August 1, 2008	3.3440	2.1825	1.4709	1.0069	0.6993	0.4922	0.3508	0.2530	0.1843	0.1356
August 1, 2009	3.3440	1.9241	1.1472	0.6826	0.4065	0.2430	0.1464	0.0891	0.0549	0.0344
August 1, 2010	3.3440	1.1672	0.0284	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the stock price per share of Common Stock is:

•                  in excess of $155.00 per share  (subject to adjustment), the conversion rate will not be increased; or

•                  less than $64.50 per share (subject to adjustment), the conversion rate will not be increased

Conversion rate cap:	15.5039 shares per $1,000 principal amount of Debentures

Net proceeds (estimated):	$195.6 million ($220.1 million if the underwriters’ option to purchase additional Debentures is exercised in full)

Capitalization:	See Capitalization Table Below

Underwriting compensation per Debenture:	2.00%, $20.00

Aggregate underwriting compensation:	$4,000,000 ($4,500,000 if the underwriters’ option to purchase additional Debentures is exercised in full)

Selling concession per Debenture:	$12.00

Trade date:	July 26, 2007

Settlement date:	July 31, 2007

Debenture CUSIP:	867652AB5

Underwriters:	Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC (Joint Book-Running Managers) and Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Cowen and Company, LLC (Co-Managers)

The Common Stock Offering

Class A Common Stock Offered in the Underwritten Equity Offering:	2,450,000 shares

Underwriters’ option to to purchase additional shares of Class A Common Stock in the Underwritten Equity Offering:	245,000 shares

Class A Common Stock Offered as Borrowed Shares:	1,800,000 shares (up to 400,000 of these shares may be offered on a delayed basis to facilitate subsequent hedging arrangements at CSI’s discretion)

Total Class A Common Stock Offered (excluding Underwriters’ Option):	4,250,000 shares

Initial Borrowed Shares offering price:	$64.50 per share

Public offering price in the Underwritten Equity Offering:	$64.50 per share; $158,025,000.00 total

Underwriting discounts and commissions from Underwritten Equity Offering:	$2.258 per share; $5,530,875.00 total

Proceeds to SunPower (before expenses) from the Underwritten Equity Offering:	$62.242 per share; $152,494,125.00 total

Closing sale price of Common Stock on July 25, 2007:	$65.76 per share

Net proceeds from Underwritten Equity Offering (estimated):	$152.1 million ($167.4 million if the underwriters’ option to purchase additional shares of class A common stock is exercised in full)

Net proceeds from Borrowed Shares:	Issuer will not receive any proceeds from the sale of the Borrowed Shares of Common Stock in the Borrowed Shares Offering, but Issuer will receive a nominal lending fee

Total Class A Common Stock to be Outstanding After Common Stock Offering:	38,449,899 shares (as of July 23, 2007, pro forma for the offerings)

Class B Common Stock to be Outstanding After Common Stock Offering:	44,533,287 shares, representing approximately 53% of our total outstanding shares of capital stock and 90% of the voting power of our outstanding capital stock after giving effect to these offerings.

Total Common Stock to be Outstanding After Common Stock Offering:	82,983,186 shares (as of July 23, 2007, pro forma for the offerings)

Capitalization:	See Capitalization Table Below

Description of Share Lending and Concurrent Offering of Senior Convertible Debentures:

The ninth and tenth paragraphs under the caption “Description of Share Lending Agreement and Concurrent Offering of Senior Convertible Debentures” of the Common Stock Preliminary Prospectus Supplement and the tenth and eleventh paragraphs under the caption “Description of Share Lending Agreement” of the Debenture Preliminary Prospectus Supplement are being amended to read as follows:

“CSI has agreed that it, or its affiliates, will use the shares initially borrowed from us only to facilitate the establishment by investors in the senior convertible debentures offered concurrently herewith, our presently outstanding 1.25% senior convertible debentures due 2027 and, with our consent, other securities that we may issue in the future, of hedged positions in such securities through purchases of class A common stock from such investors in short sale transactions or the entry into privately negotiated derivative transactions with those investors. In addition, CSI and its affiliates may engage in such transactions with respect to any such securities at any time and from time to time during the term of the share lending agreement in share amounts to be determined by CSI and such affiliates. Up to 400,000 of the borrowed shares offered by this prospectus supplement and accompanying prospectus may be offered on a delayed basis for this purpose. We refer to these shares as the “supplemental hedge shares.” In connection with the sale of these supplemental hedge shares, CSI, or an affiliate, may effect such transactions by selling the shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the forward counter parties and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that CSI, or an affiliate, sells these supplemental hedge shares, it or such affiliate may, in its discretion, purchase at least an equal number of shares of our class A common stock on the open market. CSI and its affiliates may from time to time purchase our shares of class A common stock in the open market and use such shares, including shares purchased in connection with the sale of supplemental hedge shares, to facilitate hedging transactions by investors in the securities described above.

In connection with our issuance in February 2007 of an aggregate of $200 million principal amount of 1.25% senior convertible debentures due 2027, or the 1.25% debentures, we lent to Lehman Brothers International (Europe) Limited, or LBIE, an affiliate of Lehman Brothers Inc., a managing underwriter in this offering, an aggregate of 2,947,132 shares of class A common stock in order to facilitate the establishment by investors in those debentures of hedged positions in our class A common stock. Under the share lending agreement we entered into with LBIE, LBIE was entitled to offer up to 1,000,000 of those shares on a delayed basis only to facilitate hedging arrangements for subsequent purchasers of the 1.25% debentures. In connection with this offering, we are amending and restating the share lending agreement with LBIE to enable LBIE to offer any of the 1,000,000 shares that remain in LBIE’s possession to facilitate hedging arrangements for subsequent purchasers not only of the 1.25% debentures, but also subsequent purchasers of the debentures we are now offering and, with our consent, purchasers of securities we may issue in the future. In addition, LBIE has agreed to return to us any unused borrowed shares in its possession on the date anticipated to be five business days before the closing of a merger or similar business combination transaction intended to qualify as a reorganization under section 368 of the Internal Revenue Code to which we or an affiliate of ours is a party and upon consummation of which it is reasonably expected that at least 80% of our capital stock (or that of the surviving corporation if we are acquired) will be held by non-affiliates of ours or of such surviving corporation. Except in certain limited circumstances, any borrowed shares returned to us cannot be reborrowed.”

Selling concession to selling group members:	$1.355 per share

Selling concession to other broker/dealers:	$1.355 per share

Underwriting compensation per share in the Underwritten Equity Offering:	$2.258

Aggregate underwriting compensation for the Underwritten Equity Offering:	$5,530,875.00; $6,083,962.50 with the exercise of the over-allotment option

Expenses payable by us for the Underwritten Equity Offering:	$0.14 per share without the exercise of the over-allotment option; $0.13 per share with the exercise of the over-allotment option; $352,500.00 total

Underwriting compensation per Borrowed Share:	$0

Aggregate underwriting compensation for the Borrowed Share Offering:	$0

Trade date:	July 26, 2007

Settlement date:	July 31, 2007

Underwritten Equity Offering Underwriters:	Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. (Joint Book-Running Managers) and Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Cowen and Company, LLC (Co-Managers)

Borrowed Share Offering Underwriter:	Credit Suisse Securities (USA) LLC

Risk Factors:	Changes in the accounting treatment of certain of our existing securities and/or the securities we are offering could decrease our operating results and potentially our stock price.

                There may be, in the future, potentially new or different accounting pronouncements or regulatory rulings, which could impact the way we are required to account for certain of our existing securities and/or securities we are offering by this prospectus supplement and the accompanying prospectus, and which may have an adverse impact on our future financial condition and results of operations. With respect to our existing debt securities and our concurrent offering of senior convertible debentures, we are not required under U.S. GAAP as presently in effect to record any interest or other expense in connection with our obligation to deliver upon conversion a number of shares (or an equivalent amount of cash)  having a value in excess of the outstanding principal amount of the debentures.  We refer to this obligation as our “net share obligation.” The accounting method for net share settled convertible securities such as ours is currently under consideration by the Financial Accounting Standards Board (FASB). At its meeting on July 25, 2007, FASB approved the preparation of a position statement adopting a new method of accounting for net share settled convertible securities under which the debt and equity components of the security would be bifurcated and accounted for separately.  The change, if enacted, it is expected to take effect for fiscal periods beginning after December 15, 2007.  If the proposed position is adopted, it would cause us to incur additional interest expense to take account of the value of our net share obligation, thereby reducing our operating results.

                In addition, because the borrowed shares we are offering hereby must be returned to us prior to August 1, 2027, we believe that under U.S. GAAP as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share. We have a similar belief with respect to the 2,947,132 shares we loaned to an affiliate of Lehman Brothers Inc. in connection with our February 2007 offering of 1.25% senior convertible debentures due 2027. This accounting method is also subject to change. If we become required to treat the borrowed shares as outstanding for purposes of computing earnings per share, our earnings per share would be reduced. Any reduction in our earnings per share could cause our stock price to decrease, possibly significantly.

Capitalization Table: The following table sets forth our capitalization as of April 1, 2007:

•      on an actual basis; and

•      on an as adjusted basis to reflect (i) the completion of our sale of the senior convertible debentures in this offering and the receipt of the proceeds therefrom (assuming the underwriters’ option to purchase additional senior convertible debentures is not exercised); and (ii) the completion of our concurrent offering of 4,250,000 shares of our class A common stock including (a) our receipt of the proceeds from the sale of 2,450,000 such shares pursuant to the underwritten equity offering at the public offering price of $64.50 per share (assuming the underwriters’ option to purchase additional shares of class A common stock is not exercised) and (b) our receipt of the nominal lending fees from the borrowed shares being offered in that offering.

You should read this table in conjunction with the following, which are incorporated by reference into this prospectus supplement:

•      the historical financial statements of SunPower as of and for the three months ended April 1, 2007 included in SunPower’s quarterly report on Form 10-Q for the quarter ended April 1, 2007; and

•      the historical financial statements of SunPower as of and for the years ended December 31, 2006 and January 1, 2006, the period from November 9, 2004 to January 2, 2005 and the period from December 29, 2003 to November 8, 2004, included in SunPower’s annual report on Form 10-K for the year ended December 31, 2006.

	April 1, 2007
	Actual	As Adjusted
	(Dollars in thousands)
Debt:
Obligations under capital leases and notes payable	$211	$211
1.25% senior convertible debentures due 2027	200,000	200,000
0.75% senior convertible debentures due 2027 offered hereby	—	200,000

Total debt	200,211	400,211
Preferred stock, $0.001 par value per share; 10,042,490 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.001 par value; 217,500,000 shares authorized; 22,908,885 shares issued and outstanding, actual; and 27,158,885 shares issued and outstanding, as adjusted(1)	22	27
Class B common stock, $0.001 par value; 157,500,000 shares authorized; 52,033,287 shares issued and outstanding, actual and as adjusted(1)	52	52
Additional paid-in capital	668,082	820,221
Accumulated other comprehensive loss	(1,310)	(1,310)
Accumulated deficit	(30,777)	(30,777)

Total stockholders’ equity	636,069	788,213

Total capitalization	$836,280	$1,188,424

(1) Subsequent to April 1, 2007, Cypress sold 7,500,000 shares of class B common stock to an unaffiliated third party pursuant to Rule 144 under the Securities Act. Upon the completion of that sale, such shares automatically, by their terms, converted into 7,500,000 shares of our class A common stock.

The number of shares of class A and class B common stock on an as adjusted basis shown as issued and outstanding in the table above is based on the number of shares of our class A and class B common stock outstanding as of April 1, 2007, giving effect to the adjustments described above, but excluding:

•      5,829,413 shares of class A common stock issuable upon the exercise of options outstanding as of April 1, 2007, at a weighted average exercise price of $4.47 per share; and

•      82,250 shares of class A common stock reserved for future issuance as of April 1, 2007 under our various equity incentive plans and other arrangements

(subsequent to April 1, 2007, our stockholders approved an increase of 925,000 shares of class A common stock for issuance under our 2005 stock incentive plan).

Our 1996 Stock Plan and 1988 Incentive Stock Plan were terminated on November 22, 2005. No shares of our class A common stock remain available for issuance under either of these plans other than for satisfying exercises of stock options granted under these plans prior to their termination.

In September 2005, we adopted our 2005 Stock Unit Plan in which all of our employees, except for our executive officers and directors, are eligible to participate, although we currently intend to limit participation to our non-U.S. employees who are not senior managers. Under the 2005 Stock Unit Plan, our board of directors awards participants the right to receive cash payments in an amount equal to the appreciation in the price of our class A common stock between the award date and the date the employee redeems the award. The right to redeem an award typically vests in the same manner as options vest under this plan. In July 2006, the Board of Directors amended the terms of the plan to increase the maximum number of stock units that may be subject to stock unit awards granted under the plan from 100,000 to 300,000 stock units. As of April 1, 2007, we had granted approximately 158,000 units to 1,230 employees in the Philippines at an average unit price of $27.90. During the three months ended April 1, 2007, we recognized $0.4 million of compensation expense associated with the 2005 Stock Unit Plan.

The Issuer has filed a registration statement (including the Base Prospectus) with the SEC for the Debentures Offering, the Underwritten Equity Offering and the Borrowed Shares Offering to which this communication relates.  Before you invest, you should read the applicable prospectus supplements and the Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Debentures Offering, the Underwritten Equity Offering and the Borrowed Shares Offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus if you request it by calling toll-free 1-888-603-5847.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.